ARROW INVESTMENTS TRUST

INVESTMENT ADVISORY AGREEMENT

APPENDIX A

FUNDS OF THE TRUST

NAME OF FUND	ANNUAL ADVISORY FEE AS A % OF AVERAGE NET ASSETS OF THE FUND
Arrow Alternative Solutions Fund Arrow DWA Balanced Fund Arrow DWA Tactical Fund Arrow Managed Futures Trend Fund Arrow Commodity Strategy Fund Arrow Risk Premia Fund	0.75% 1.00% 1.00% 0.85% 0.80% 0.30%